Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2018

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 18, 2018, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: May 18, 2018	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

Press Release	1
The Hague – May 18, 2018

Annual Meeting of Shareholders adopts all resolutions

Aegon N.V.’s Annual General Meeting of Shareholders (AGM) on May 18, 2018, has approved all resolutions on the agenda, including adoption of the Annual Accounts of Aegon N.V. for the financial year 2017.

Shareholders approved the proposal to reappoint Corien M. Wortmann and Robert W. Dineen to the Supervisory Board for an additional term of four years. Mrs. Wortmann-Kool and Mr. Dineen were appointed to Aegon’s Supervisory Board in 2014.

The final dividend for 2017 of EUR 0.14 per common share has been approved by shareholders, resulting in a total dividend for the financial year 2017 of EUR 0.27 per common share. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

The stock fraction will be based on the average share price on Euronext Amsterdam from June 11 until June 15, 2018. The dividend will be paid on Friday June 22, 2018. The dividend schedule can be found on aegon.com.

The full details of the resolutions approved during the AGM can be found in the AGM archive on aegon.com.

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

Contacts

Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31 (0) 70 344 8821	+31 (0) 70 344 8028
gcc@aegon.com	ir@aegon.com